Exhibit 21.1

Subsidiaries of FS Energy and Power Fund

Name of Subsidiary	State of Incorporation or Organization
EP Altus Investments, LLC	Delaware

EP American Energy Investments, Inc.	Delaware

EP Burnett Investments, Inc.	Delaware

EP Northern Investments, LLC	Delaware

EP Synergy Investments, Inc.	Delaware

FS Energy Investments, LLC	Delaware

FS Power Investments, LLC	Delaware

FSEP Investments, Inc.	Delaware

FS Power Investments II, LLC	Delaware

Gladwyne Funding LLC	Delaware